UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

11016834

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52597

*KH 3/2

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DELTEC ASSET MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 28th FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZUPPELLO (212) 546-6285
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, STEPHEN ZUPPELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTEC ASSET MANAGEMENT LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR
Title

JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4500543
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Nov. 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Deltec Asset Management LLC:

We have audited the accompanying consolidated statement of financial condition of Deltec Asset Management LLC (the "Company") as of December 31, 2010. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deltec Asset Management LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 22, 2011

DELTEC ASSET MANAGEMENT LLC
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC

DELTEC ASSET MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents		$ 392,090
Restricted cash equivalents		751,013
Securities owned, at market value		9,945,077
Receivable from clearing broker		2,472,101
Accrued management fees and other receivables		1,436,251
Deposit with clearing broker		250,000
Investments in and advances to non-controlling affiliated partnerships		2,374,392
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $379,984		928,674
Other assets		246,303
Consolidated affiliated partnerships:		
Securities owned, at market value	$ 122,914,849	
Investment in master fund entity	56,446,360	
Receivable from master fund entity	5,563,172	
Receivable from clearing broker	13,346,090	
Receivable from brokers for unsettled trades	1,205,821	
Accrued interest and dividends receivable	887,469	200,363,761
TOTAL ASSETS		$ 219,159,662

LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities		$ 1,278,696
Notes payable		89,691
Consolidated affiliated partnerships:		
Securities sold, but not yet purchased, at market value	$ 712,085	
Accounts payable and accrued liabilities	262,062	
Advance partner payable	1,560,872	
Payable to withdrawing partners	6,620,319	9,155,338
Total liabilities		10,523,725
MINORITY INTERESTS IN CONSOLIDATED AFFILIATED PARTNERSHIPS		184,370,440
MEMBERS' EQUITY		24,265,497
TOTAL LIABILITIES, MINORITY INTERESTS AND MEMBERS' EQUITY		$ 219,159,662

See notes to consolidated statement of financial condition.

1. ORGANIZATION

Deltec Asset Management LLC (the "Company"), a Delaware limited liability company, is a securities broker-dealer and investment advisor. The Manager of the Company is Blue Tee Partners, LLC ("Blue Tee"), a Delaware limited liability company.

All references to the Company in the accompanying consolidated financial statements include the Company and its wholly owned subsidiary, Deltec Partners, LLC.

The Company has decided to withdraw its broker-dealer registration by filing form Broker-Dealer Withdrawal with the Securities and Exchange Commission ("SEC") during the first calendar quarter of 2011. The Company will continue in business as an SEC registered investment advisor. As a result of this change, the Company will no longer earn any transaction-based compensation for advisory services. Instead, the Company's principal form of compensation will be asset-based advisory fees. Management of the Company does not expect this change to have any material effect on its business or the results of its operations.

2. BUSINESS

The Company provides securities brokerage and investment advisory services to its customers and also engages in securities trading and investing for its own account. The Company does not carry customer accounts and clears all customer and proprietary security transactions on a fully disclosed basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Deltec Partners, LLC, after the elimination of intercompany transactions and balances.

Cash equivalents are defined as short-term, highly liquid investments with original maturities when purchased of three months or less.

Financial instruments are carried at fair value or at amounts which approximate fair value.

Securities owned are carried at market value and, where there is no market on a securities exchange or no publicly quoted market, at estimated fair value, as determined by management.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

An investment in non-controlling affiliated partnerships is carried at cost plus equity in earnings.

Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using estimated useful lives of 5 to 10 years.

No provision has been made for federal or state income taxes in the accompanying consolidated statement of financial condition as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification 810, Consolidation (formerly FASB Interpretation 46) ("ASC 810") defines the criteria necessary to be considered a primary beneficiary of a variable interest entity for which the consolidation accounting guidance of ASC 810 should be applied. As required by ASC 810, the Company has adopted these provisions by consolidating the variable interest entities in which it is considered a primary beneficiary. The usual conditions for consideration as a primary beneficiary are whether the company has the power to direct the most significant activities of an entity and whether the company has the obligation to absorb losses or the right to receive benefits of an entity that could be significant to that entity.

Minority interests in the accompanying consolidated statement of financial condition represent the minority owners' share of the equity of the consolidated affiliated partnerships.

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) ("ASC 820"), which governs the application of generally accepted accounting principles that require fair value measurement of the Company's assets. Fair value is an estimate of the price the Company would receive upon selling a security in a timely transaction to an independent buyer in the principal or most advantageous market of the security. ASC 820 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset based on the best information available under the circumstances.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

For Level 3 valuation techniques, the Company uses unobservable inputs that reflect assumptions market participants would be expected to use in pricing the asset. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and are developed based on the best information available under the circumstances. In developing unobservable inputs, market participant assumptions are used if they are reasonably available without undue cost and effort. The Company determines the fair value of its investments in affiliated partnerships by reference to each partnership's reported net asset value which is considered a Level 3 input.

The following is a summary of the inputs used to value the Company's securities owned and investments in affiliated partnerships as of December 31, 2010:

Valuation inputs	Securities owned	Investments in affiliated partnerships
Level 1 – Quoted Prices	$ 9,313,453	$ -
Level 2 – Other Significant Observable Inputs	506,628	-
Level 3 – Significant Unobservable Inputs	124,996	8,300,487
Balances as of December 31, 2010	$ 9,945,077	$ 8,300,487

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Securities owned	Investments in affiliated partnerships
Balance as of December 31, 2009	$ 106	$ 5,398,724
Change in unrealized gain (loss)	(106)	3,840,365
Net purchases (sales) and transfers in (out)	124,996	(938,602)
Balances as of December 31, 2010	$ 124,996	$ 8,300,487

4. NON-CONTROLLING AFFILIATED PARTNERSHIP

Deltec Partners, LLC is a member of Squam Ventures, L.L.C. which is the general partner of Deltec Special Situations Partners, L.P. Deltec Partners, LLC does not own any controlling interest in Squam Ventures, L.L.C. The fair value of Deltec Partners, LLC's interest in this entity was $599,007 at December 31, 2010. Deltec Partners, LLC also has a $200,000 receivable from Squam Ventures, L.L.C related to a January 1, 2011 withdrawal from Deltec Special Situations Partners, L.P.

In addition, the Company is also a limited partner of Deltec Special Situation Partners, L.P. At December 31, 2010, the fair value of the Company's limited partnership interest in this entity was $1,575,385.

5. CONSOLIDATION OF AFFILIATED PARTNERSHIPS

Generally accepted accounting principles require the primary beneficiary of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that is unable to make significant decisions about its activities; or (iii) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

The Company has consolidated the VIE's in which the Company is considered the primary beneficiary through its general partner ownership in them. The VIE's are affiliated limited partnerships that invest in securities and other financial products. The consolidation of these partnerships does not impact the Company's equity or net income. The Company has general partner liability with respect to its interest in each of the consolidated affiliated partnerships. The Company limits this liability through indemnification clauses in the operating agreements of each consolidated affiliated partnership. In addition, the Company is also a limited partner in one of these consolidated affiliated limited partnerships.

The significant elimination entries between the Company and the affiliated partnerships deal with corresponding investments in consolidated affiliated partnerships and general partners' capital and investment advisory fee receivables and payables that the Company and the affiliated partnerships have on their respective books and records.

The net equity in the consolidated affiliated partnerships owned by the Company is as follows:

Deltec Total Return Bond Fund, L.P.	$2,691,072
Deltec Forum Fund, L.P.	503,937
Deltec Latin American Partners, L.P.	444,172
Deltec Recovery Fund, L.P.	135,365
Deltec Emerging Market Equities, L.P.	2,351,549
Total net equity in consolidated affiliated partnerships	$6,126,095

These net equity balances represent both the Company's general partner and limited partner capital accounts in the respective affiliated partnerships.

6. RECEIVABLE FROM CLEARING BROKER

The receivable from clearing broker consists primarily of cash deposits which support and facilitate the Company's brokerage and proprietary trading activities.

7. SECURITY POSITIONS

Security positions, at fair value, are as follow:

Fixed income obligations	$ 312,274
Equity securities	9,632,803
	$ 9,945,077

Fixed income obligations include an unregistered foreign debt security valued at $94,074. This security may only be sold under an exemption from registration.

8. EMPLOYEE 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals the first day of the calendar quarter subsequent to their commencement of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 10% of gross wages or the maximum allowable employee deductible contribution for a defined contribution plan. The Company matches employee contributions up to a maximum of 2% of annual base compensation up to $245,000, and also contributes 3% of annual base compensation up to $245,000 for all employees who have attained age twenty-one and have completed one year of service. In addition, at its sole discretion, the Company may make an annual profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's 3% contribution. Employer matching and discretionary profit sharing contributions vest 100% over a five-year period.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the "Alternative Net Capital Requirement" permitted by the Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2010, the Company had net capital of $8,089,881 which exceeded the minimum net capital requirement by $7,839,881.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no customer accounts and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancelable lease expiring in 2018. Future minimum rental payments required under this lease agreement are approximately as follows:

2011	$ 1,502,000
2012	1,502,000
2013	1,574,000
2014	1,574,000
Thereafter	5,507,000
	$11,659,000

The lease includes provisions for escalation.

The Company has a standby letter of credit outstanding totaling $753,000 which is fully collateralized by cash and cash equivalents. The beneficiary of the letter of credit is the lessor of the office premises. The Company's obligation to maintain this letter of credit continues through September 28, 2018.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's proprietary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations.

Further, the Company borrows securities to facilitate the settlement process. When the Company borrows securities it usually provides the counterparty with collateral in the form of cash or other securities. These transactions expose the Company to off-balance-sheet risk arising from the potential that the counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its counterparties. In addition, the Company may be exposed to similar off-balance-sheet risk arising from liabilities to other counterparties related to unsettled transactions.

The Company from time to time sells securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. Losses may be incurred if the market value of such securities increases.

13. SUBSEQUENT EVENTS

In January and February 2011, members withdrew a total of $4,486,392 of capital.

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

****